UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

466096104
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd.
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 16th Floor Atlanta, GA 30309 Tel: (404) 572-6600	Steve Wolosky Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, NY 10022 Tel: (212) 451-2333

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 466096104	Page 2 of 15 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 466096104	Page 3 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 521,524
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 521,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 466096104	Page 4 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 547,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 547,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 466096104	Page 5 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 547,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 547,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 6 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,029
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,029
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 7 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 466096104	Page 8 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 466096104	Page 9 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 466096104	Page 10 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 466096104	Page 11 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 12 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Diener
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 13 of 15 Pages

SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on November 3, 2011, with respect to the Common Stock, par value $0.05 per share of J. Alexander’s Corporation, a Tennessee corporation (the “Company” or “Issuer”), as amended by Amendment No. 1 filed on December 23, 2011, and as amended by Amendment No. 2 filed on February 3, 2012 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 29, 2012, the Reporting Persons received a letter from the Issuer in response to their Nomination Letter (the “Issuer’s Request”), requesting certain information with respect to the Reporting Persons. The Issuer’s Request stated that such information was requested to allow the Issuer to more fully evaluate the Reporting Persons’ nomination of Todd Diener, Ryan Levenson, James Pappas and Ben Rosenzweig to the Board of Directors of the Issuer (the “Board”) at the 2012 annual meeting of the shareholders of the Issuer (the “2012 Annual Meeting”).

On March 5, 2012, the Issuer announced that the Board had adopted a new shareholder rights agreement, dated March 5, 2012 (the “Rights Agreement”).

On March 7, 2012, the Reporting Persons delivered a letter to the Chairman, President and CEO of the Issuer, Lonnie J. Stout II, and the Vice President, CFO and Secretary of the Issuer, R. Gregory Lewis (the “March Letter”). In the March Letter, the Reporting Persons expressed their disappointment at the refusal of the Issuer’s management and Board to engage in a constructive dialogue with the Reporting Persons and address the issues raised by the Reporting Persons. The Reporting Persons voiced their serious concerns with the Board’s decision to adopt the Rights Agreement without shareholder approval and questioned the Board’s proffered explanation for its adoption. Further, in the March Letter the Reporting Persons asserted that the information requested in the Issuer Request is not required to be provided under the Issuer’s Bylaws. Notwithstanding the foregoing, in order to show their continued desire to engage in a constructive dialogue with the Issuer’s management and Board, the Reporting Persons responded to the Issuer’s Request. A copy of the March Letter (excluding exhibits) is attached as Exhibit 99.1 hereto and is incorporated by reference herein.”

Item 7.  Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1	Letter to Management, dated March 7, 2012.

SCHEDULE 13D

CUSIP No. 466096104	Page 14 of 15 Pages

 Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2012	PRIVET FUND LP

	By:	Privet Fund Management LLC,
Managing Partner

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

PRIVET FUND MANAGEMENT LLC

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

/s/ Ryan Levenson
Ryan Levenson

/s/ Ben Rosenzweig
Ben Rosenzweig

JCP INVESTMENT PARTNERSHIP, LP
	By:	JCP Investment Management, LLC
Investment Manager

	By:	/s/ James Pappas
Name: James Pappas
Title: Managing Member

SCHEDULE 13D

CUSIP No. 466096104	Page 15 of 15 Pages

JCP INVESTMENT PARTNERS, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James Pappas
Name: James Pappas
Title: Managing Member

JCP INVESTMENT HOLDINGS, LLC

By:	/s/ James Pappas
Name: James Pappas
Title: Managing Member

JCP INVESTMENT MANAGEMENT, LLC

By:	/s/ James Pappas
Name: James Pappas
Title: Managing Member

/s/ James Pappas
James Pappas

/s/ Todd Diener
Todd Diener